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                             September 11, 2023

       Dava Ritchea
       Chief Financial Officer
       Sculptor Capital Management, Inc.
       9 West 57th Street
       New York, New York 10019

                                                        Re: Sculptor Capital
Management, Inc.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed August 21,
2023
                                                            File No. 001-33805

       Dear Dava Ritchea:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed August 21, 2023

       Background of the Mergers, page 36

   1. We note that, in explaining its decision that the Consortium's proposal was not, or was not reasonably expected to
lead to, a Superior Proposal, the Special Committee stated that the
                                                        Consortium was not in a
position to provide draft agreements or proposed changes to
                                                        employment arrangements
with Mr. Levin and Mr. Orbuch. We also note that you further cite to the risk
related to client consent to a change of control which results in new personnel or a new
"Office of the CIO" managing their money, even where such office includes certain
members of the existing investment team in your additional definitive proxy soliciting
materials filed August 30, 2023. Please describe any analysis you undertook in assessing
the impact the retention of certain personnel may have on the client consent condition under
the terms of the transaction with Rithm compared to those
                                                        proposed by the
Consortium. Disclose discussions, if any, surrounding the contemplated
 Dava Ritchea
FirstName LastNameDava   Ritchea
Sculptor Capital Management, Inc.
Comapany 11,
September  NameSculptor
              2023      Capital Management, Inc.
September
Page 2    11, 2023 Page 2
FirstName LastName
         members of a new investment team under the proposed transaction with the Consortium, the qualifications of any such members, and why such new personnel may result in a risk to satisfying the change of control condition.
2. We note that in your additional definitive proxy soliciting materials filed August 30, 2023, you state that the Special Committee provided feedback to the Consortium multiple times. Please describe here the feedback provided and the material discussions, if any, that resulted from such feedback with the Consortium, including any discussion regarding financing of the proposed transaction with the Consortium. Disclose any discussions surrounding whether the Consortium would bear the risk of obtaining client consents.
         Please also describe the nature of the referenced client feedback. To the extent that
         Sculptor, the Board, and the Special Committee have continued to have any contact with the bidding parties since the proxy was originally filed, either directly or through representatives, please update this section or other appropriate sections.
3. Please describe here the risk of not obtaining client consents and how such risk increases if the CLO Sale occurred immediately prior to the consummation of the closing of a potential transaction, as contemplated in the Consortium's Proposal.
4. We note your statement on page 58 that Mr. Levin is a "key man" for a certain number of client arrangements. We also note that one of the reasons presented by the Special
         Committee and Board for recommending the merger with Rithm was the concern that the
         Consortium would have difficulty achieving the required level of client consents. Revise your disclosure to state the percentage of client arrangements that name Mr. Levin as a
         "key man."
5. We note your determination that the offer from the Consortium was unlikely to lead to a superior proposal, in part because the Special Committee and Board were concerned that the client consent requirements contained in the Consortium's proposal would create a significant risk that the transaction would not close. Revise this section to analyze any material differences between the client consent requirements for the Consortium's proposal and the Rithm agreement. To the extent that the consent requirements for one transaction are materially different, please discuss how the Committee and Board determined that the Consortium's proposal contained a greater risk of not closing.
6. In the last two paragraphs of this section, you indicate that the Committee Committee and
         Board determined not to continue to engage with the Consortium. You also state that the
         Board waived all "standstill" provisions. To the extent that Sculptor continues to hold any of the bidding parties to confidentiality or standstill provisions that would impact their ability to discuss their proposals, please clarify your disclosure in an appropriate portion of the proxy statement. The disclosure should address whether Sculptor, the Special
         Committee or Board believes that the confidentiality provisions remain important to protect the value of Sculptor's business.
7. We note press stories that have identified the significant parties that are leading the
         Consortium. Please provide us your analysis as to why you have not identified those
 Dava Ritchea
Sculptor Capital Management, Inc.
September 11, 2023
Page 3
      parties. In particular, since you note that relying on equity guarantees from the parties, rather than a single entity like Rithm, is one of the factors that led the Special Committee and Board to conclude that the Consortium's bid presented significant risks that meant that it was unlikely to result in a Superior Proposal.
Purpose and Reasons of the Company for the Mergers; Recommendation of Our board of
Directors and the Special Committee, page 66

8. We note in the Opinion of Financial Advisors starting on page 81, that PJT Partners did not consider the relative merits of the Transactions as compared to any other business plan or opportunity that might be available to you or the effect of any other arrangement in which you might engage. Similarly, we also note that J.P. Morgan's opinion stated that subsequent developments may affect such opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. Please clearly disclose here that the fairness opinions did not compare the relative merits of the terms of the transaction with
      Rithm against the terms of any other proposed transaction.
9. The recommendation of both the Special Committee and the Board of Directors was given on July 23, 2023. We note that you go on to discuss factors that shareholders should consider, beginning on page 67. Among those factors include references to the Proposal from the Consortium, including as supplemented by the clarifications. You state that the
      Committee and Board discussed the proposal and clarifications on August
18. Revise the
      proxy to discuss whether the Committee or Board has undertaken any subsequent action to consider new developments since July 23, including any need to confirm its original conclusion, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch
Chief, at 202-551-3419 with any other questions.



                                                            Sincerely,
FirstName LastNameDava Ritchea
                                                            Division of
Corporation Finance
Comapany NameSculptor Capital Management, Inc.
                                                            Office of Finance
September 11, 2023 Page 3
cc:       Harvey Eisenberg, Esq.
FirstName LastName